PROSPECTUS SUPPLEMENT NO. 5 (To Prospectus dated July 29, 2005)	Filed pursuant to Rule 424(b)(3) Registration No. 333-126737
UROPLASTY, INC.
2,147,142 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 5 together with the prior prospectus supplements and prospectus dated July 29, 2005, which are to be delivered with this prospectus supplement.
This prospectus supplement contains our Current Report on Form 8-K relating to marketing clearance in Canada of the Urgent® PC Neuromodulation System. This report was filed with the Securities and Exchange Commission on October 27, 2005. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On October 26, 2005, the closing price of our common stock on the American Stock Exchange was $3.20 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 27, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: October 27, 2005
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989 (Commission File No.)	41-1719250 (IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
2718 Summer Street NE
Minneapolis, Minnesota 55413-2820
(Address of principal executive offices)
612-378-1180
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events
The following forward-looking statements are subject to risks and uncertainties. We may not meet our expectations set out below for business and financial reasons. In addition to the specific risks described below, we recommend that you carefully consider the risk factors described in our other SEC filings in evaluating us.
Uroplasty announces the receipt of Product Licenses from the Canadian Therapeutic Products Directorate for the Urgent® PC Neuromodulation System. These product licenses will allow Uroplasty, Inc. to market the Urgent PC Neuromodulation System components in Canada for treatment of overactive bladder symptoms of urinary urgency, urinary frequency, and urge incontinence and for treatment of fecal incontinence. Urgent PC is the only minimally invasive nerve stimulation device for out-patient based therapies.
Item 9.01 Financial Statements and Exhibits
     (c) Exhibits:
  99.1 Press Release, dated October 27, 2005
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 27, 2005

UROPLASTY, INC.
By:	/s/ SAM B. HUMPHRIES
Sam B. Humphries
President and Chief Executive Officer

2

Exhibit 99.1
UROPLASTY, INC. ANNOUNCES
CANADIAN CLEARANCE FOR URGENT® PC UROLOGICAL & COLON-RECTAL
NEUROSTIMULATION DEVICE
MINNEAPOLIS, MN, October 27, 2005 — Uroplasty, Inc. (AMEX: UPI), a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions, today announced the company received Product Licenses from the Canadian Therapeutic Products Directorate for the Urgent® PC Neuromodulation System. These product licenses will allow Uroplasty, Inc. to market the Urgent PC Neuromodulation System components in Canada for treatment of overactive bladder symptoms of urinary urgency, urinary frequency, and urge incontinence, and for treatment of fecal incontinence. Urgent PC is the only minimally invasive nerve stimulation device for out-patient based therapies.
Sam B. Humphries, President and Chief Executive Officer, stated, “Marketing clearance in Canada represents another important step towards our goal of establishing this novel, non-surgical therapy as a vital treatment for voiding dysfunctions in markets throughout the world. This news comes just one week after the Urgent PC Neuromodulation System received marketing clearance in the United States and provides Uroplasty with a significant growth opportunity in the North American market.”
About Uroplasty, Inc.
In addition to Urgent PC, Uroplasty offers other minimally invasive products for the treatment of voiding dysfunctions, including a mid-urethral sling and proprietary soft tissue bulking products.
The I-STOP™ Mid-Urethral Sling is a biocompatible tension-free sling for the treatment of stress urinary incontinence. Stress urinary incontinence may result from urethral hypermobility, a condition in which the urethra is not properly supported by surrounding tissues and/or may result from intrinsic sphincter deficiency, a condition resulting from weakened muscles surrounding the urethra and bladder neck. The I-STOP sling provides a hammock-like support for the urethra to prevent urine leakage associated with activities such as coughing, laughing, lifting or jumping.
Macroplastique® Implants is a proprietary, implantable soft tissue bulking material sold outside the U.S. since 1991 for the treatment of both male and female urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique is also used to treat vesicoureteral reflux, a predominately pediatric condition, in which the urine flows backward from the bladder to the kidney. Other proprietary, implantable soft tissue bulking agents sold by Uroplasty outside the U.S. include PTQ™ Implants for fecal incontinence, VOX® Implants for vocal cord rehabilitation and Bioplastique® Implants for dermal augmentation.
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements relating to regulatory activities, which reflect and affect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing of our products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients; our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.
FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Humphries.
UROPLASTY, INC.
Sam B. Humphries, President / CEO
2718 Summer Street N.E., Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: samh@uroplasty.com